SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated June 1, 2011.

Document 1

For Immediate Release
  June 1, 2011
RM: 9 – 11

Crystallex Advised of Legal Action by Certain Noteholders;
Company Notified of Amex Panel Appeal Decision

TORONTO, ONTARIO, June 1, 2011 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY) (“Crystallex” or the “Company”) reported today that it has been served with a Notice of Application by certain holders of the senior unsecured notes of Crystallex that are due December 23, 2011. The noteholders are seeking a declaration from the Court that there has been a "Project Change of Control" event as defined in the First Supplemental Indenture made as of December 23, 2004 which would require Crystallex to purchase all of the notes of each note holder who has so requested at a price equal to 102% of the principal amount of the notes, together with accrued and unpaid interest to the date of purchase.

A "Project Change of Control" is defined as "the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas project asset."

Crystallex has previously successfully defended multiple actions by the noteholders and it intends to vigorously defend this application as well.

Additionally, the Company has been advised by the NYSE Amex that its May 24th, 2011 Appeal of the Exchange’s delisting determination has been denied. Crystallex has the right to appeal this decision to the full Committee on Securities, within 15 calendar days, which it intends to do. The Company understands that the NYSE Amex will suspend trading of Crystallex shares on the NYSE Amex while this next Appeal is ongoing. The Company continues to trade on the TSX Exchange and has been advised by OTC Markets Group Inc., which operates the world’s largest electronic marketplace for broker-dealers to trade unlisted stocks, that its securities will be immediately eligible for quotation on the OTCQB upon the suspension of trading on the NYSE Amex.  Investors will be able to view Real Time Level II stock quotes for the Company at http://www.otcmarkets.com. A further announcement will be made once a determination has been made on the date of the implementation of the trading suspension and once the Company has been advised of its new trading symbol.

The Company is continuing to pursue its objectives of diligently advancing the arbitration claim against Venezuela, while proceeding with the sale of equipment, the ongoing evaluation of opportunities in the mining sector and debt refinancing and restructuring initiatives.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of the Company’s MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 2, 2011	By:	/s/ Robert Crombie
Name: Robert Crombie Title: President